UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 25)*


                          PINNACLE ENTERTAINMENT, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

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                                   723456 10 9
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                                 (CUSIP Number)

                               JENNINGS J. NEWCOM
                            DAVIS GRAHAM & STUBBS LLP
                           1550 17TH STREET, SUITE 500
                                DENVER, CO 80202
                                 (303) 892-9400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 25, 2003
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP NO. 723456 10 9                             PINNACLE ENTERTAINMENT, INC.
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         R.D. HUBBARD
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) |_|
                                                                       (b) |_|
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  3    SEC USE ONLY
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  4   SOURCE OF FUNDS (See Instructions)

         N/A
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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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                  7     SOLE VOTING POWER

   NUMBER OF            0 (1)
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0 (1)
      WITH       ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        571,990
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        1,790,996 (2)
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,362,986(1)(3)
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 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
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 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
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     (1)  All 2,362,986 shares beneficially owned are currently subject to a voting trust.
     (2) Shares are subject to a purchase right, a right of first refusal and other limitations on sale pursuant to a Stock Agreement.
     (3) Amount includes 322,000 shares subject to options currently exercisable or exercisable within 60 days.

Schedule 13D
CUSIP NO. 723456 10 9                             PINNACLE ENTERTAINMENT, INC.
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      This Statement relates to the Schedule 13D, as amended (the "Schedule
13D"), filed by Mr. R.D. Hubbard with regard to beneficial ownership of common stock, par value $.10 per share (the "Common Stock"), of Pinnacle Entertainment, Inc. (the "Company"), and constitutes Amendment No. 25 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Item 5(a) is hereby amended by adding the information contained in Items 11 and 13 of the cover page.

      (b) Item 5(b) is hereby amended by adding the information contained in Items 7 through 10 of the cover page.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is hereby amended by adding the following:

      Mr. Hubbard entered into a Stock Agreement, effective July 25, 2003 (the "Stock Agreement"), with the Company with respect to the 1,790,996 shares of Common Stock of the Company of which Mr. Hubbard is the sole beneficial owner (the "Hubbard Shares"). Pursuant to the Stock Agreement, Mr. Hubbard has agreed that the Hubbard Shares will be subject to a purchase right, limitations on transfer and a right of first refusal.

      Purchase Right. Pursuant to the Stock Agreement, Mr. Hubbard has granted the Company the right to purchase some or all of the Hubbard Shares (the "Purchase Right"). The Purchase Right may be exercised only once and for no less than 500,000 Hubbard Shares at a purchase price equal to (i) $10 per share, if the Purchase Right is exercised by July 1, 2004, or (ii) $15 per share, if the Purchase Right is exercised after July 1, 2004 but on or before July 1, 2005. The number of Hubbard Shares subject to the Purchase Right will be reduced by Mr. Hubbard's sale of Hubbard Shares, subject to the restrictions on sale set forth below. The Company may transfer the Purchase Right, but any transferees must coordinate their purchases such that the Purchase Right is only exercised once. In addition, if the Company sells the Purchase Right, the right of first refusal described below or any other rights of the Company pursuant to the Stock Agreement, Mr. Hubbard will receive one-half of any consideration received by the Company.

      Limitations on Sales, Gifts and Pledges. Mr. Hubbard has also agreed to limitations on his ability to sell, gift or pledge the Hubbard Shares during the period from July 1, 2003 through July 1, 2006. Mr. Hubbard has agreed not to sell his Hubbard Shares, except that he and any Permitted Transferee (defined below) together may sell in any calendar quarter an aggregate number of Hubbard Shares (excluding shares issued upon exercise of options, warrants or other rights to acquire shares) equal to the greater of (i) 1% of the number of outstanding shares of Common Stock as of the date of the sale in question and
(ii) the average weekly trading volume of the Common Stock for the ten weeks preceding the date of the proposed sale or the computation date. In addition, all such sales by Mr. Hubbard or a Permitted Transferee must be

Schedule 13D
CUSIP NO. 723456 10 9                             PINNACLE ENTERTAINMENT, INC.
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made in an unsolicited brokerage transaction or in a block sale, in each case subject to the right of first refusal set forth below. Mr. Hubbard may gift his shares to the R. D. Hubbard Foundation or to a trust set up for the benefit of Mr. Hubbard or a member of his immediate family (each, a "Permitted Transferee") provided the Permitted Transferee of such shares agrees to be bound by the Stock Agreement and provided that Mr. Hubbard continues to hold at least 500,000 Hubbard Shares. Finally, Mr. Hubbard may pledge the Hubbard Shares as security for indebtedness only if the pledgee agrees in writing to be bound by the terms of the Stock Agreement and provided that Mr. Hubbard continues to hold at least 500,000 Hubbard Shares free and clear of any liens.

      Right of First Refusal. From July 1, 2004 through July 1, 2006, Mr. Hubbard and each Permitted Transferee may not transfer more than 100,000 Hubbard Shares, either in a single transaction or in a series of related transactions with a single purchaser or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) of purchasers, without first providing notice to the Company of the proposed terms of the sale (the "Sale Notice") and offering the Company or its assignees the opportunity to purchase such shares on the same terms. If there are any delays in the purchase by the Company or its assignee as a result of obtaining regulatory approvals for such purchase, the Company will pay Mr. Hubbard interest on the purchase price payable for the Hubbard Shares subject to the Sale Notice at the prime rate plus 3%. In addition, if the purchase price is calculated based on a formula and there is a delay in the purchase by the Company or its assignee, Mr. Hubbard will be paid the higher of (i) the purchase price calculated at the time of the original sale pursuant to the Sale Notice and (ii) the purchase price calculated at the time the Company or its assignee actually makes the purchase.

      If the Company does not purchase the Hubbard Shares subject to a Sale Notice after electing to do so, the Hubbard Shares subject to the Sale Notice will thereafter be free from the restrictions in the Stock Agreement. If the Company's assignee does not purchase the Hubbard Shares subject to a Sale Notice after electing to do so, then the Company may elect to either (i) purchase such Hubbard Shares on the terms provided in the Sale Notice (with the purchase price being calculated in a manner which provides Mr. Hubbard the downside purchase price protection contemplated above) or (ii) decline to purchase such Hubbard Shares, in which case the Hubbard Shares subject to the Sale Notice will thereafter be free from the restrictions in the Stock Agreement. In addition, the Stock Agreement provides that to the extent that Mr. Hubbard does not sell the Hubbard Shares subject to the Sale Notice to the original proposed purchaser identified in the Sale Notice at or above the same price as originally proposed and within 60 days after the Company or its assignee fails to purchase such Hubbard Shares, the Company will pay to Mr. Hubbard the difference between the original purchase price and the fair market value of such Hubbard Shares on the date that the Company or its assignee, as the case may be, fails to purchase such Hubbard Shares.

      The Stock Agreement also prohibits Mr. Hubbard and each Permitted Transferee from making any sales to any person or group of persons if, to his knowledge, such sales, when added to all other sales of the Common Stock by Mr. Hubbard and each Permitted Transferee to such person or group at any time after July 1, 2002, will exceed four percent (4%) of the outstanding shares of Common Stock.

Schedule 13D
CUSIP NO. 723456 10 9                             PINNACLE ENTERTAINMENT, INC.
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      Sales in Connection with a Change of Control. The Stock Agreement states that Mr. Hubbard may sell or transfer not less than all of the Hubbard Shares then owned by him completely free of the Purchase Right, the limitations on sale and the right of first refusal contained in the Stock Agreement if, in connection with a proposed Change of Control (as defined in the Stock Agreement), the holders of at least 51% of the voting equity of the Company (excluding the Hubbard Shares and shares of Common Stock held by affiliates) have either indicated their approval of such Change of Control by delivery of valid proxies or validly tendered their shares into such proposed Change of Control or (ii) a majority of the independent directors of the Company have approved such proposed Change of Control.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS

Exhibit 10.1 Stock Agreement, dated July 1, 2003, by and among R.D. Hubbard and the Company.

Schedule 13D
CUSIP NO. 723456 10 9                             PINNACLE ENTERTAINMENT, INC.
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated:  July 31, 2003

                                    /S/R.D. HUBBARD
                                    ---------------------------------------
                                    R.D. Hubbard

                                  EXHIBIT INDEX

Exhibit           Description
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Exhibit 10.1      Stock Agreement, dated July 1, 2003, by and among R.D.
                  Hubbard and Pinnacle Entertainment, Inc.